04/03/02

02029866

RECD S.E.C. APR 3 - 2002 1086

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of April 3, 2002

NETIA HOLDINGS S.A.

PROCESSED APR 15 2002 THOMSON FINANCIAL

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

LO1:\327475\07\70_J07!.DOC\65204.0001

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated March 27, 2002.
2. Press Release, dated April 3, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA SHAREHOLDERS ADJOURN MEETING

WARSAW, Poland – March 27, 2002 – Netia Holdings S.A. (the "Company" or "Netia") (Nasdaq: NTIAQ, WSE: NET) announced that the Extraordinary General Meeting of Shareholders of the Company held on March 27, 2002 approved a one-week adjournment of the meeting until April 4, 2002 at 12:00 p.m. CET. No substantive resolutions were voted upon by the shareholders at today's meeting.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, its Current Report on Form 6-K filed with the Commission on January 18, 2002, and its Current Report on Form 6-K filed with the Commission on March 26, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA AND AD HOC COMMITTEE OF BONDHOLDERS LOWER ACCEPTANCE THRESHOLD

WARSAW, Poland – April 3, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that, in connection with the consensual restructuring of its debt, Netia and the Ad Hoc Committee of its bondholders mutually agreed to lower the percentage of noteholders required to consent to the restructuring from 95% of the total value of all claims of the holders of the Notes, as required in the Restructuring Agreement, to 90% of the total value of all claims of the holders of the Notes. As of March 31, 2002, the Ad Hoc Committee had received consents from holders of over 90% of the Notes, approximately 7% of which had been executed on a conditional basis. Accordingly, Netia will continue the implementation of the restructuring.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

These materials are not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and management, as well as financial statements.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2002.

NETIA HOLDINGS S.A.

By: ______________________
Name: Kjell-Ove Blom
Title: acting President

By: ______________________
Name: Avraham Hochman
Title: VP Finance